Consolidated Financial Statements
December 31, 2015 and 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards.

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 22, 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2015. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014.

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 22, 2016

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Taseko Mines Limited

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited as of December 31, 2015 and December 31, 2014 and the related consolidated statements of comprehensive income (loss), cash flows and changes in equity for the years then ended. These consolidated financial statements are the responsibility of Taseko Mines Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taseko Mines Limited as of December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Taseko Mines Limited’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2016 expressed an unqualified opinion on the effectiveness of Taseko Mines Limited’s internal control over financial reporting.

//s// KPMG LLP

Chartered Professional Accountants

February 22, 2016
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Taseko Mines Limited:

We have audited Taseko Mines Limited’s (“the Company”)’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Taseko Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Taseko Mines Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years then ended, and our report dated February 22, 2016 expressed an unqualified opinion on those consolidated financial statements”.

//s// KPMG LLP

Chartered Professional Accountants

February 22, 2016
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

		For the years ended
			December 31,
		2015	2014
	Note

Revenues	5	289,298	342,946
Cost of sales	6
Production costs		(238,464)	(290,681)
Depletion and amortization		(49,514)	(47,163)
Earnings from mining operations		1,320	5,102

General and administrative		(15,777)	(16,085)
Exploration and evaluation		(928)	(5,945)
Gain (loss) on derivatives	8	13,268	(1,927)
Other income (expenses)	9	1,856	831
Curis acquisition costs	4	-	(2,517)
Write-down of marketable securities	13	(419)	(1,152)
Income (loss) before financing costs and income taxes		(680)	(21,693)

Finance expenses	10	(25,923)	(27,423)
Finance income		1,371	4,182
Foreign exchange gain (loss)		(42,725)	(17,737)
Income (loss) before income taxes		(67,957)	(62,671)

Income tax recovery (expense)	11	5,605	8,787
Net income (loss) for the year		(62,352)	(53,884)

Other comprehensive income (loss), net of tax

Unrealized gain (loss) on available-for-sale financial assets		(1,964)	470
Foreign currency translation reserve		10,713	1,420
Total other comprehensive income (loss) for the year		8,749	1,890

Total comprehensive income (loss) for the year		(53,603)	(51,994)

Earnings (loss) per share
Basic		(0.28)	(0.27)
Diluted		(0.28)	(0.27)

Weighted average shares outstanding (thousands)
Basic		221,809	197,658
Diluted		221,809	197,658

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

			For the years ended
			December 31,
		2015	2014
	Note

Operating activities
Net income (loss) for the year		(62,352)	(53,884)
Adjustments for:
Depletion and amortization		49,599	47,338
Income tax expense (recovery)	11	(5,605)	(8,787)
Share-based compensation expense	20	2,002	3,741
(Gain)/loss on derivatives	8	(13,268)	1,927
Finance expenses (income)		24,552	23,241
Unrealized foreign exchange loss (gain)		43,809	17,951
Write-down of marketable securities	13	419	1,152
Other operating activities		(142)	1,414
Net change in non-cash working capital	22	12,681	16,477
Cash provided by operating activities		51,695	50,570

Investing activities
Purchase of property, plant and equipment	15	(18,960)	(38,799)
Purchase of copper put options	23f	(5,278)	(6,935)
Proceeds from the sale/settlement of derivatives	8	21,374	-
Investment in other financial assets		(559)	(5,000)
Acquisition of Curis Resources Ltd., net	4	-	(1,874)
Interest received		424	349
Other investing activities		234	-
Refund of long-term prepaids		-	12,901
Cash used for investing activities		(2,765)	(39,358)

Financing activities
Repayment of debt		(13,636)	(25,953)
Interest paid		(22,631)	(20,709)
Proceeds from debt issuance	17c	5,625	-
Common shares issued for cash		-	2,584
Cash used for financing activities		(30,642)	(44,078)

Effect of exchange rate changes on cash and equivalents		4,434	3,300
Increase (decrease) in cash and equivalents		22,722	(29,566)
Cash and equivalents, beginning of year		53,299	82,865
Cash and equivalents, end of year		76,021	53,299

Supplementary cash flow information (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

			December 31,	December 31,
			2015	2014
	Note

ASSETS
Current assets
Cash and equivalents			76,021	53,299
Accounts receivable	12		13,199	12,618
Other financial assets	13		1,602	6,554
Inventories	14		40,621	36,094
Current tax receivable			–	27,153
Prepaids			1,617	913
			133,060	136,631

Other financial assets	13		40,685	41,484
Property, plant and equipment	15		794,758	793,659
Other asset	11	(f)	15,985	15,985
Goodwill	4		5,706	4,783
			990,194	992,542

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16		30,143	42,541
Current income tax payable	11		1,038	–
Current portion of long-term debt	17		59,801	20,157
Interest payable			4,469	3,746
			95,451	66,444

Long-term debt	17		305,401	293,506
Provision for environmental rehabilitation ("PER")	18		124,445	110,136
Deferred tax liabilities	11		94,113	100,071
Other financial liabilities	20		444	110
			619,854	570,267

EQUITY
Share capital	19	(a)	417,944	417,944
Contributed surplus	19	(b), 20	42,558	40,890
Accumulated other comprehensive income (loss) ("AOCI")	19c		15,582	6,833
Retained earnings (deficit)			(105,744)	(43,392)
			370,340	422,275
			990,194	992,542

Commitments and contingencies	18, 21
Subsequent event	25

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

	Share	Contributed		Retained
				earnings
	capital	surplus	AOCI		Total
				(deficit)

Balance at January 1, 2014	372,274	38,507	4,943	10,492	426,216
Shares issued for Curis acquisition	41,546	-	-	-	41,546
Exercise of options	4,124	(1,540)	-	-	2,584
Share-based compensation	-	3,923	-	-	3,923
Total comprehensive income (loss) for the year	-	-	1,890	(53,884)	(51,994)
Balance at December 31, 2014	417,944	40,890	6,833	(43,392)	422,275

Balance at January 1, 2015	417,944	40,890	6,833	(43,392)	422,275
Share-based compensation	-	1,668	-	-	1,668
Total comprehensive income (loss) for the year	-	-	8,749	(62,352)	(53,603)
Balance at December 31, 2015	417,944	42,558	15,582	(105,744)	370,340

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2015 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2016.

2.2	Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value- through-profit-or-loss, available-for-sale and derivative financial instruments, which are measured at fair value.

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions. Any gains and losses are included in profit and loss. The Company’s US subsidiary measures the items in its financial statements using the US dollar as its functional currency. The assets and liabilities of the US subsidiary are translated into Canadian dollars using the period end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period end reporting date. Any gains and losses on translation are included in AOCI. All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other asset.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2015. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company , which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

2.4	Changes in accounting policies and disclosures

Except for the changes below, the Company has consistently applied the accounting policies set out in note 2.5 to all periods presented in these consolidated financial statements.

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

For the year ended December 31, 2015, the Company reclassified treatment and refining costs from cost of sales to offset against revenues to reflect the terms of the contract. The prior year amounts have also been reclassed from cost of sales to revenue for comparative purposes.

2.5	Significant Accounting Policies

(a)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This provisional pricing mechanism represents an embedded derivative. The embedded derivative is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c)	Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Financial instruments at fair value through profit or loss (FVTPL)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations and to improve the returns on its cash assets. These instruments are non-hedge derivative instruments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and equivalents and accounts receivable.

Available-for-sale financial assets

Marketable securities, subscription receipts and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a significant or sustained decline in the fair value of the marketable securities. If impairment in value has been determined, it is recognized in earnings for the period.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)	Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. This stage ends when management determines that there is sufficient evidence to support probability of future mining operations of economically recoverable reserves, and requires significant judgment on the part of management.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred. Once it is expected that expenditures can be recovered by future exploitation or sale, they are considered development costs and capitalized as part of mineral properties within property, plant and equipment.

(e)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Ore stockpiles represents stockpiled ore and metals in the processing circuits that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f)	Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are expensed on a straight line basis.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(g)	Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

(h)	Share-based compensation

The fair-value method is used for the Company’s share-based payment transactions. The cost of the share option units and other equity-settled share-based payments are recorded based on the estimated fair value at the grant date, including an estimate for the forfeiture rate, using the Black-Scholes option pricing valuation model. The expense is recognized in earnings on a graded amortization basis over the option vesting period, with a corresponding increase in equity.

Share-based compensation expense relating to cash-settled awards, including the deferred and performance share units, is accrued over the vesting period of the units, based on the quoted market value of the Company’s common shares on the date of grant. The performance units have an additional vesting factor determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies. For the deferred share units, the expense and liability are re-measured to fair value each reporting period to reflect changes in the market value of the Company’s common shares. The compensation expense recognized for the performance units is recognized over the vesting period and additionally adjusted based on the results of the peer group percentile performance and the quoted market value of the Company’s common shares at the end of the performance period.

(i)	Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (“PER”) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

(j)	Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(k)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible preferred shares and share options granted. There is no dilution impact when the Company incurs a loss.

(l)	Government assistance

Government assistance includes investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received. Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses. Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of assets and is applied as a reduction of the cost of the related asset. Investment tax credits, until they are refunded or applied to reduce the Company's current tax liabilities, are included as "other asset" in the financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(m)	Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

•	Assets, including its share of any assets held jointly;
•	Liabilities, including its share of any liabilities incurred jointly;
•	Revenue from the sale of its share of the output arising from the joint operation; and
•	Expenses, including its share of any expenses incurred jointly.

2.6	New accounting standards

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2015. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

•

IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

•

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

•

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s financial statements as revenue-based depreciation or amortization methods are not used.

•

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective from January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. IFRS 16 completes the IASB’s project to improve the financial reporting of leases. IFRS 16 replaces the previous leases Standard, IAS 17 Leases and related interpretations. The Company will evaluate the impact of the change to the financial statements based on the characteristics of leases outstanding at the time of adoption.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

3.	INTEREST IN GIBRALTAR JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint venture’s assets, liabilities, income and expenses.

The following is a summary of the Gibraltar joint venture financial information on a 100% basis.

	As at December 31,
	2015	2014
Cash and equivalents	17,586	44,073
Other current assets	69,536	65,031
Current assets	87,122	109,104
Non-current assets	1,203,708	1,245,726

Accounts payable and accrued liabilities	34,506	50,194
Other current financial liabilities	23,309	27,950
Current liabilities	57,815	78,144
Long-term debt	42,032	43,891
Provision for environmental rehabilitation	164,087	145,428
Non-current liabilities	206,119	189,319

	Years ended December 31,
	2015	2014
Revenues	385,731	457,261
Production costs	(318,008)	(387,574)
Depletion and amortization	(76,172)	(73,949)
Other operating expense	(4,022)	(7,570)
Impairment of assets	-	(81,687)
Interest expense	(7,132)	(7,997)
Interest income	1,330	1,142
Foreign exchange loss	(663)	(631)
Net earnings (loss)	(18,936)	(101,005)
Other comprehensive income (loss)	(5)	900
Comprehensive income (loss) for joint arrangement	(18,941)	(100,105)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

During the prior year ended December 31, 2014, an impairment charge of $81,687 (100% basis) was recognized in the Gibraltar joint venture financial statements, but had no impact on the Company’s consolidated financial statements as the carrying value of the Gibraltar mine is lower in the consolidated financial statements.

4.	ACQUISITION OF CURIS RESOURCES LTD. (“CURIS”)

On November 20, 2014 (“Acquisition Date”), the Company completed the acquisition of all of the issued and outstanding common shares of Curis Resources Ltd. (“Curis”). Curis is a mineral exploration and development company whose principal asset is the Florence Copper Project, an in-situ copper recovery and solvent extraction/electrowinning (“SX/EW”) project located in central Arizona, USA. Under the terms of the transaction, Curis shareholders received 0.438 common shares of the Company for each Curis common share held, and all outstanding Curis stock options were exchanged for an amount of common shares of the Company equal to the ‘in the money’ value of the outstanding Curis stock options. Prior to the acquisition, the Company held a 17.2% equity interest in Curis and had one director in common with Curis.

The total purchase consideration was calculated as follows:

Fair value of common shares issued (26,804,183 shares at $1.55 per share)	41,546
Cash consideration	1,934
Pre-acquisition convertible loan to Curis	2,261
Fair value of previously held investment in Curis	8,769
54,510

As part of the transaction, the Company provided a US$2,000 unsecured short-term convertible loan to Curis, to ensure that Curis had sufficient liquidity to operate through closing of the transaction. The convertible loan was effectively settled upon closing of the acquisition and included as part of the purchase consideration. Cash consideration consists of expected payments to dissenting shareholders and withholding taxes related to the exchange of Curis stock options for common shares of the Company.

The Company’s 17.2% equity investment in Curis, previously accounted for as an available-for-sale financial asset, was remeasured to fair value in the amount of $8,769 at the acquisition date and included as part of the purchase consideration. A cumulative gain of $1,082 arising from increases in the fair value of this investment was reclassified from other comprehensive income and included on the statement of comprehensive income as other income (note 9).

The acquisition has been accounted for as a business combination and accordingly, the purchase consideration has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Fair values were determined based on independent appraisals, discounted cash flows, and quoted market prices. The following sets forth the allocation of the purchase price:

Cash and cash equivalents	731
Accounts receivable and other assets	231
Reclamation deposits	1,803
Property, plant and equipment	82,809
Accounts payable and other liabilities	(1,110)
Long-term loan (note 17d)	(31,279)
Deferred tax liability	(3,115)
Provision for environmental rehabilitation	(222)
Goodwill	4,662
54,510

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The goodwill recorded on this transaction arises because deferred taxes have been determined based on the difference between the assigned values and the tax bases, and does not reflect fair value. As at December 31, 2015, the carrying value of the goodwill increased to $5,706 as a result of foreign currency translation.

The Company tested the goodwill above for impairment and determined that the goodwill is not impaired at December 31, 2015. The impairment tests were based on future cash flows from the most recent life-of-mine plan of the Florence Copper Project using the following assumptions: a US$3.00 long-term copper price and a discount rate of 14%.

The Company incurred acquisition costs totaling $2,517 for advisory, legal, and other professional fees, which have been included in the statement of comprehensive income (loss). From the Acquisition Date to December 31, 2014, Curis contributed $1,321 to the Company’s consolidated loss. If the acquisition of Curis had taken place at the beginning of the 2014 year, the Company’s consolidated loss would have been $59,850. The acquisition did not have any effect on the Company’s revenues since Curis is at the development stage and does not generate revenues.

5.	REVENUE

	Years ended December 31,
	2015	2014
Copper contained in concentrate	311,890	339,446
Copper cathode	2,211	5,184
Total copper sales	314,101	344,630
Molybdenum concentrate	5,036	23,120
Silver contained in copper concentrate	3,795	3,446
Total gross revenue	322,932	371,196
Less: Treatment and refining costs	(33,634)	(28,250)
Revenue	289,298	342,946

For the year ended December 31, 2015, the Company reclassified treatment and refining costs from cost of sales to an offset against revenues to reflect the terms of the contract. The prior year amounts have also been reclassed from cost of sales to revenue for comparative purposes.

6.	COST OF SALES

	Years ended December 31,
	2015	2014
Site operating costs	225,306	257,771
Transportation costs	17,129	18,805
Changes in inventories of finished goods and ore stockpiles	(3,971)	14,105
Production costs	238,464	290,681
Depletion and amortization	49,514	47,163
Cost of sales	287,978	337,844

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

7.	COMPENSATION EXPENSE

	Years ended December 31,
	2015	2014
Wages, salaries and benefits	62,874	65,365
Post-employment benefits	1,400	1,471
Share-based compensation	2,001	3,877
	66,275	70,713

Compensation expense is presented as a component of cost of sales, general and administrative expense, and exploration and evaluation expense.

8.	GAIN (LOSS) ON DERIVATIVE INSTRUMENTS

	Years ended December 31,
	2015	2014
Realized gain (loss) on copper put options	16,399	(6,273)
Unrealized gain (loss) on copper put options	(3,131)	4,346
	13,268	(1,927)

The realized gain on copper put options is comprised of cash proceeds on the settlement and sale of these contracts, net of the purchase cost related to the options.

9.	OTHER EXPENSES (INCOME)

	Years ended December 31,
	2015	2014
Management fee income	(1,076)	(1,125)
Other income	(768)	(1,173)
Loss (gain) on disposition of property, plant and equipment	(12)	2,549
Gain on deemed disposition of Curis shares (note 4)	-	(1,082)
	(1,856)	(831)

10.	FINANCE EXPENSES

	Years ended December 31,
	2015	2014
Interest expense	23,371	24,357
Accretion on PER (note 18)	2,552	3,066
	25,923	27,423

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

11.	INCOME TAX

(a)	Income tax expense (recovery)

	Years ended December 31,
	2015	2014
Current income tax:
Current period	719	(8,034)
Current tax adjustments related to prior periods	-	(207)
	719	(8,241)
Deferred income tax:
Origination and reversal of temporary differences	(6,361)	(708)
Deferred tax adjustments related to prior periods	37	162
	(6,324)	(546)
Income tax expense (recovery)	(5,605)	(8,787)

(b)	Income tax recognized directly in other comprehensive income (loss)

	Years ended December 31,
	2015	2014
Unrealized (income) loss on available-for-sale financial assets, before tax	2,257	(3,179)
Tax expense (recovery)	(293)	413
Unrealized (income) loss on available-for-sale financial assets, net of tax	1,964	(2,766)
Reclassification of fair value movements on available-for-sale financial assets, before tax	-	2,639
Tax (benefit) expense	-	(343)
Reclassification of realized losses (gains) on available-for-sale financial assets, net of tax	-	2,296
Foreign currency translation reserve	(10,713)	(1,420)
Total other comprehensive (income) loss for the year	(8,749)	(1,890)

(c)	Effective tax rate reconciliation

	Years ended December 31,
	2015	2014
Income tax at Canadian statutory rate of 35.62% (2014: 35.62%)	(24,206)	(22,323)
Permanent differences	11,595	11,172
Tax rate differences	69	(163)
Foreign tax rate differential	343	(161)
Unrecognized tax benefits	6,557	2,733
Other	37	(45)
Income tax expense (recovery)	(5,605)	(8,787)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(d)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2015	2014
Property, plant and equipment	(172,471)	(157,924)
Other financial assets	(1,624)	(1,974)
Provisions	24,736	21,682
Tax loss carry forwards	55,246	38,145
Deferred tax asset (liability)	(94,113)	(100,071)

Tax loss carry forwards relate to non-capital losses in Canada of pre-tax $138,112 (2014: $90,347) which expire between 2027 and 2035 and net operating losses in the United States of pre-tax $53,492 (2014: $38,409), which expire between 2027 and 2035.

e)	Unrecognized deferred tax assets and liabilities

	As at December 31,
	2015	2014
Deductible temporary differences:
Debt	84,291	39,511
Other investments	34,834	33,344
Other financial assets	11,589	8,912
Deferred tax asset:
Debt	10,958	5,136
Other investments	4,528	4,335
Other financial assets	1,894	1,159

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized tax liabilities.

f)	Other asset

The other asset of $15,985 (2014: $15,985) represents additional mineral tax deductions that the Company has received under the British Columbia New Mine Allowance program. The additional tax benefits arose as a result of the completion of the Gibraltar mine expansion and are only accessible by the Company once certain British Columbia mineral tax pools have been reduced, through a reduction in British Columbia mineral taxes payable.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

12.	ACCOUNTS RECEIVABLE

	As at December 31,
	2015	2014
Trade receivables	9,727	9,256
Other receivables due from joint venture partner	186	268
Goods and services tax receivable	870	2,758
Copper put option receivable	2,077	-
Other receivables	339	336
	13,199	12,618

13.	OTHER FINANCIAL ASSETS

	As at December 31,
	2015	2014
Current:
Copper put option contracts (note 24(f))	671	5,577
Marketable securities – available for sale	931	977
	1,602	6,554
Long-term:
Subscription receipts – available for sale	10,333	12,400
Reclamation deposits (note 18)	30,352	29,084
	40,685	41,484

The Company holds strategic investments in publicly traded and privately owned companies, which are classified as available for sale investments. As at December 31, 2015, these investments included marketable securities as well as subscription receipts in a privately held company which will be convertible into units comprised of shares, or shares and warrants. The subscription receipts and certain marketable securities relate to investments in companies with a director in common (note 24e).

During the year ended December 31, 2015, the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write-down through the income statement of $419 (2014 – $1,152) on its marketable securities. The fair value of the marketable securities was determined based upon public market information and the fair value of subscription receipts was determined by a recent third party transaction.

14.	INVENTORIES

	As at December 31,
	2015	2014
Ore stockpiles	7,678	2,095
Finished goods:
Copper contained in concentrate	6,030	7,328
Molybdenum concentrate	-	314
Materials and supplies	26,913	26,357
	40,621	36,094

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

At December 31, 2015, the ore stockpiles were written down by $6,648 (2014: $Nil), copper concentrate inventory was written down by $225 (2014: $1,908) and materials and supplies inventories were written down by $42 (2014: $858). These write downs were necessary to record inventories at their net realizable value and were included in cost of sales.

15.	PROPERTY, PLANT & EQUIPMENT

	Property
	Acquisition	Mineral	Plant and	Construction
	costs	properties	equipment	in Progress	Total
Cost
At January 1, 2014	5,438	145,487	634,402	5,297	790,624
Additions	78,445	26,138	16,083	12,052	132,718
Rehabilitation cost asset	-	38,151	-	-	38,151
Capitalized interest [1]	-	148	-	-	148
Disposals	-	-	(11,673)	-	(11,673)
Investment tax credits	-	-	(2,090)	-	(2,090)
Foreign exchange translation	2,047	-	110	-	2,157
Transfers between categories	-	-	13,056	(13,056)	-
At December 31, 2014	85,930	209,924	649,888	4,293	950,035
Additions	-	18,083	-	2,064	20,147
Rehabilitation cost asset	-	11,678	-	-	11,678
Capitalized interest [1]	-	4,079	-	-	4,079
Disposals	-	-	(922)	-	(922)
Foreign exchange translation	15,296	525	864	-	16,685
Transfers between categories	-	-	5,610	(5,610)	-
At December 31, 2015	101,226	244,289	655,440	747	1,001,702
Accumulated depreciation
At January 1, 2014	-	31,795	80,249	-	112,044
Depreciation[2]	-	15,138	32,200	-	47,338
Disposals	-	-	(3,006)	-	(3,006)
At December 31, 2014	-	46,933	109,443	-	156,376
Depreciation[2]	-	20,648	29,989	-	50,637
Disposals	-	-	(69)	-	(69)
At December 31, 2015	-	67,581	139,363	-	206,944
Carrying amounts
At December 31, 2014	85,930	162,991	540,444	4,293	793,659
At December 31, 2015	101,226	176,708	516,077	747	794,758

1 Interest was capitalized at an annual rate of 11% (2014: 11%)
2 Depreciation included in cost of sales for 2015 and 2014 of $49,514 and $47,163 respectively. Depreciation included in general and administrative costs for 2015 and 2014 of $85 and $175 respectively

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(a)	Capital Expenditures

During 2015, the Company capitalized stripping costs of $11,863 (2014: $23,825) and incurred other capital expenditures for Gibraltar of $2,311 (2014: $24,528). In addition, the Company capitalized development costs of $5,081 (2014: $202) for the Florence Copper Project along with $866 (2014: $441) for the Aley Niobium Project. The Company also capitalized interest of $4,079 (2015: $148) during 2015.

(b)	Leased assets

The Company leases mining equipment under a number of capital lease agreements. Most of these leases provide the Company with the option to purchase the equipment at a beneficial price. One lease contains a mandatory purchase provision. Certain rents are based on an annual average usage for the applicable equipment and, if at the end of the term (unless the equipment has been purchased by the Company), the actual annual average usage of such equipment has been greater than the specified usage, the Company must pay an additional amount for each excess hour of actual usage. The leased assets secure the lease obligations (note 17). At December 31, 2015, the net carrying amount of leased assets was $58,610 (2014: $63,794).

(c)	Property acquisition costs

Property acquisition costs are comprised of the Aley Niobium property $5,436 (2014: $5,436), Florence Copper Project $95,788, (2014: $80,492), New Prosperity gold-copper property $1 (2014: $1) and Harmony gold property $1 (2014: $1). The carrying amounts for the New Prosperity and Harmony properties are the original property acquisition costs less historical impairments.

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2015	2014
Trade payables	26,293	36,873
Payables to related parties	51	91
Other payables	3,799	5,577
	30,143	42,541

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

17.	DEBT

	As at December 31,
	2015	2014
Current:
Curis secured loan	42,877	-
Capital leases	7,648	13,603
Secured equipment loans	9,276	6,554
	59,801	20,157
Long-term:
Senior notes	273,876	228,343
Curis secured loan	-	32,245
Capital leases	19,941	19,723
Secured equipment loans	11,584	13,195
	305,401	293,506

(a)	Senior notes

In April 2011, the Company completed a public offering of US$200,000 in senior unsecured notes. The notes mature on April 15, 2019 and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. After April 15, 2015 the notes are redeemable by the Company at a price equal to 103.875%, and the redemption price declines to 101.938% in April 2016 and 100% after April 2017. The notes are also repayable upon a change of control at a price of 101%.

The foreign exchange translation of the US dollar denominated senior notes resulted in an unrealized foreign exchange loss of $44,780 in 2015 (2014: $19,300) due to the weakening of the Canadian dollar.

There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other restricted payments. As at December 31, 2015 the Company is in compliance with all senior notes covenants.

(b)	Capital leases

Capital leases are repayable in monthly installments and are secured by equipment with a carrying value $58,610 (2014: $63,794). The capital lease obligations bear fixed interest rates ranging from 4.55% to 5.45% and have maturity dates ranging from 2016 to 2020.

(c)	Secured equipment loans

During 2015, the Company entered into a new equipment loan for $5,625. The equipment loan is repayable in monthly installments and bears a fixed interest rate of 5.49% and has a maturity date of 2020.

Equipment loans are secured by equipment with a carrying value of $53,460 (2014: $35,944). The loans are repayable in monthly installments and bear fixed interest rates ranging from 4.49% to 6.47% and have maturity dates ranging from 2017 to 2018.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(d)	Curis secured loan

As a result of the Curis acquisition in 2014 (note 4), the Company assumed Curis’s senior secured loan agreement with RK Mine Finance Trust I (“Red Kite”). The total loan balance, including accrued interest, was US $30,981 as of December 31, 2015 (2014: US$27,795). Interest on the loan is capitalized quarterly at a rate of 11% per annum. The loan can be prepaid at any time without penalty, and is otherwise repayable at maturity on May 31, 2016.

The loan has been guaranteed by the Company and is secured against the assets of the Company’s subsidiary, Curis Resources Ltd., including its interest in the Florence Copper project. As at December 31, 2015, the Company is in compliance with all loan covenants.

Subsequent to December 31, 2015, the Curis senior secured loan was repaid in full (note 25).

18.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2015	2014
Beginning balance at January 1	110,136	69,673
Additions during the year	373	722
Change in estimates	11,306	37,665
Accretion	2,552	3,066
Settlements	(125)	(993)
Foreign exchange differences	203	3
Ending balance at December 31	124,445	110,136

The provision for environmental rehabilitation (“PER”) represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation. For the Gibraltar Mine, it is anticipated that these costs will be incurred over a period of 100 years beyond the end of the mine life. As at December 31, 2015, the PER was calculated using a pre-tax discount rate of 2.15% (2014 – 2.33%), an inflation rate of 2.0% (2014 – 2.0%), and a market risk adjustment of 0.5% (2014 – 0.5%) in its cash flow estimates. The increase in the PER during 2015 is primarily due to the lower discount rate.

During 2012, the Company submitted an updated decommissioning cost report for the Gibraltar Mine to the BC Ministry of Energy, Mines and Petroleum Resources as a requirement to maintain its permits in good standing. The underlying cost assumptions supporting the 2012 decommissioning report reflect management’s best estimate for closure costs and were incorporated into the PER. Estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information. Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future metal prices, operating conditions and many other factors which are inherently uncertain.

The Company has provided deposits and other financial security for its reclamation obligations which is held in trust by the regulatory authorities. Reclamation deposits (note 13) are returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring or maintenance requirements. The Gibraltar Joint Venture has also issued an irrevocable standby letter of credit for $10,000 as part of its security with the regulatory authorities. This letter of credit is secured by cash of $10,000 in the Gibraltar Joint Venture. For the Florence Copper project, the Company has issued reclamation bonds totaling US$4,853, which are supported by surety bonds of an insurance company. The Company has provided cash collateral of US$1,595 to the surety provider and these amounts are classified as reclamation deposits (note 13).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

19.	EQUITY

(a)	Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2014	193,382
Exercise of share options	1,623
Issued to acquire Curis Resources Ltd. (note 4)	26,804
Common shares outstanding at December 31, 2014	221,809
Exercise of share options	-
Common shares outstanding at December 31, 2015	221,809

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)	Contributed surplus

Contributed surplus represents employee entitlements to equity settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(c)	Accumulated other comprehensive income (loss) (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of available-for-sale financial assets, net of taxes, until the investments are sold or impaired and cumulative translation adjustments arising from the translation of foreign subsidiaries.

20.	SHARE-BASED COMPENSATION

The Company has a share option plan (equity settled) approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company’s outstanding common shares may be granted. The maximum allowable number of options to independent directors as a group at any time outstanding is 1% of the Company’s outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options may be exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(thousands of options)	Options	Average price
Outstanding at January 1, 2014	9,746	$3.43
Granted	4,083	$2.27
Exercised	(1,623)	$1.59
Forfeited	(39)	$2.71
Expired	(259)	$3.55
Outstanding at January 1, 2015	11,908	$3.28
Granted	2,680	$0.98
Forfeited	(241)	$1.95
Expired	(2,790)	$4.22
Outstanding at December 31, 2015	11,557	$2.55
Exercisable at December 31, 2015	8,506	$2.91

No options were exercised in 2015. The weighted-average share price at the date of exercise for share options exercised in 2014 was $2.26.

	Options	Average life
Range of exercise price	(thousands)	(years)
$0.98 to $1.02	2,550	4.0
$1.03 to $2.32	4,012	2.8
$2.33 to $2.80	2,055	1.2
$2.81 to $4.04	1,170	2.0
$4.05 to $5.74	1,770	0.1
	11,557	2.3

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

	Key management personnel		Employees
	2015	2014	2015	2014
Weighted-average share price	.98	2.26	.98	2.26
Expected term (years)	5.0	5.0	3.0	3.0
Expected forfeiture rate	0%	0%	0%	0%
Weighted-average expected volatility	49.61%	57.2%	45.53%	57.2%
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.05%	1.72%	.70%	1.72%
Weighted-average fair value per option	0.41	1.13	0.29	0.81

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2015	99,371	-
Granted	816,000	461,500
Outstanding at December 31, 2015	915,371	461,500

During 2015, the Company issued 816,000 DSUs to directors (2014: 66,079) and 461,500 PSUs to senior executives (2014: Nil). The DSUs were valued at $0.98 (2014: $2.27) per unit based upon the underlying share price at grant date and are recorded at fair value based upon the market price each period end.

In 2015, the Company recognized total share-based compensation expense of $2,002 (2014: $3,741).

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

	<1 year or
	on demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2014
Capital lease liability	13,603	10,593	9,130	-	33,326
Future interest charges	1,437	770	316	-	2,523
Capital lease commitments	15,040	11,363	9,446	-	35,849
Operating lease commitments	4,124	2,486	899	385	7,894
Purchase obligations	8,593	2,956	-	-	11,549
Capital expenditure commitments	1,166	-	-	-	1,166
At December 31, 2015
Capital lease liability	7,648	8,024	11,917	-	27,589
Future interest charges	1,268	837	592	-	2,697
Capital lease commitments	8,916	8,861	12,509	-	30,286
Operating lease commitments	3,055	416	848	96	4,415
Purchase obligations	4,875	-	-	-	4,875
Capital expenditure commitments	121	-	-	-	121

The Gibraltar joint venture (note 3) is committed to incur capital expenditures of $161 (2014: $720), of which the Company’s share of this commitment is $121 (2014: $540).

The Company’s subsidiary, Curis Resources Ltd., has previously entered into an off-take agreement whereby Red Kite has the unconditional right as well as an obligation to purchase up to 19% of the Florence Copper project’s copper cathode production for the life of the project.

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2015, this debt totaled $48,449 on a 75% basis. The Company has an indemnity agreement with Cariboo related to their share of the guarantee, and the Company received a guarantee fee of $63 in 2015 (2014: $Nil).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2015	2014
Change in non-cash working capital items
Accounts receivable	1,497	(7,855)
Inventories	(4,527)	8,314
Prepaids	10	3,082
Accounts payable and accrued liabilities	(12,337)	13,399
Interest payable	534	437
Income tax paid	-	(900)
Income tax received	27,504	-
	12,681	16,477
Non-cash investing and financing activities
Shares issued for the acquisition of Curis (note 4)	-	41,546
Assets acquired under capital lease	-	750
Interest earned on promissory note	-	(3,015)
Interest expense on royalty obligation	-	2,780
Royalty obligation settled by promissory note	-	(64,781)

Red Mile royalty obligation and promissory note

In 2014, the Company exercised a call option which effectively extinguished the Red Mile royalty obligation. This obligation was the result of a transaction in September 2004, whereby the Company sold a royalty on the Gibraltar mine’s copper production to an unrelated investment partnership (Red Mile) for $67,357. The proceeds were invested with a trust company in a promissory note and the Company pledged the promissory note, along with interest earned thereon, as security for its royalty obligation. The proceeds of the promissory note were used to acquire the remaining royalty interests in 2014.

23.	FINANCIAL RISK MANAGEMENT

(a)	Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys and sells derivatives in order to manage market risks. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Copper option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on pre-tax earnings and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

	Years ended December 31,
	2015	2014
Copper increase/decrease by US$0.20/lb (2014: US$0.30/lb) [1,2]	5,530	2,495

1The analysis is based on the assumption that the year-end copper price increases 10% with all other variables held constant. The relationship between the year-end copper price and the strike price of copper options has significant influence over the fair value of the derivatives. As such, a 10% decrease in the year-end copper price will not result in an equal but opposite impact on earnings after tax and equity. The closing exchange rate for the year ended December 31, 2015 of CAD/USD 1.3840 (2014: 1.1601) was used in the analysis.

2At December 31, 2015, 19.6 million (2014: 7.2 million) pounds of copper in concentrate were exposed to copper price movements.

The sensitivities in the above tables have been determined as the absolute impact on fair value of a 10 percent increase in commodity prices at each reporting date, while holding all other variables, including foreign exchange rates, constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

The Company also enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are measured at cost (typically at $nil); they are therefore excluded from the fair value and sensitivity table above.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2015	2014
Fair value sensitivity for fixed-rate instruments
Capital leases	(181)	(245)
Secured equipment loans	(190)	(127)
Senior notes	(2,048)	(1,635)
	(2,419)	(2,007)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	99	219
Reclamation deposits	203	196
	302	415

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

	Year ended December 31,
	2015	2014
Cash and equivalents	(4,407)	(2,589)
Accounts receivable	(823)	(322)
Copper put option contracts	(50)	(413)
Accounts payable and accrued liabilities	350	436
Equipment loans	1,174	1,469
Long-term loan	3,173	2,386
Senior notes	20,814	14,675

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows.

During the year ended December 31, 2015, Moody’s Investor Service made no change to the Company’s long-term credit rating of B3. Standard & Poor’s downgraded the Company’s long-term credit rating to CCC+ in January 2016. The Company’s credit profile and significant cash balance ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Company’s practice on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the year.

The maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts is:

	<1 year or
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2015
Accounts payable and accrued liabilities	30,143	-	-	-	30,143
Expected future interest payments	23,594	22,679	28,510	-	74,783
Capital leases	7,648	8,024	11,917	-	27,589
Secured equipment loans	9,276	8,268	3,316	-	20,860
Senior notes	-	-	276,800	-	276,800
Current portion of long-term debt (incl.
interest)	44,863	-	-	-	44,863
	115,524	38,971	320,543	-	475,038
Carrying amount	91,930	16,292	292,033	-	400,255
At December 31, 2014
Accounts payable and accrued liabilities	42,541	-	-	-	42,541
Expected future interest payments	20,292	19,273	36,449	5,245	81,259
Capital leases	13,603	10,594	9,130	-	33,327
Secured equipment loans	6,554	6,806	6,389	-	19,749
Senior notes	-	-	-	232,020	232,020
Long-term debt (incl. interest)	-	37,605	-	-	37,605
	82,990	74,278	51,968	237,265	446,501
Carrying amount	62,698	55,005	15,519	232,020	365,242

(d)	Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had three customers in 2015 that represented 52%, 29% and 14% of gross copper concentrate revenues. The trade receivable balance at December 31, 2015 is comprised of three customers (2014: five customers). There are no impairments recognized on the trade receivables.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(e)	Fair values of financial instruments

The fair values of financial assets and liabilities, together with their carrying amounts, are presented by class in the following table. The table does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	December 31, 2015		December 31, 2014
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets
Fair value through profit and loss (FVTPL)
Copper put option contracts	671	671	5,577	5,577
Loans and receivables
Cash	76,021	-	53,299	-
Accounts receivable	13,199	-	12,618	-
Available-for-sale
Shares	931	931	977	977
Subscription receipts	10,333	10,333	12,400	12,400
Reclamation deposits	30,352	30,352	29,084	29,084
Financial liabilities
Financial liabilities
Accounts payable and accrued liabilities	30,143	-	42,541	-
Interest payable senior notes	4,469	-	3,746	-
Senior notes	273,876	139,507	228,343	206,127
Long-term loan	42,877	42,877	32,245	32,245
Capital leases	27,589	29,510	33,326	33,236
Secured equipment loans	20,860	20,797	19,749	19,708

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company uses the fair value hierarchy described in note 2.5()c for determining the fair value of instruments that are measured at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2015
Financial assets designated at FVTPL
Copper put option contracts	-	671	-	671
Available-for-sale financial assets
Marketable Securities	931	-	-	931
Subscription receipts (note 13)	-	-	10,333	10,333
Reclamation deposits	30,352	-	-	30,352
	31,283	671	10,333	42,287
December 31, 2014
Financial assets designated at FVTPL
Copper put option contracts	-	5,577	-	5,577
Available-for-sale financial assets
Marketable Securities	977	-	-	977
Subscription receipts (note 13)	-	-	12,400	12,400
Reclamation deposits	29,084	-	-	29,084
	30,061	5,577	12,400	48,038

There have been no transfers between fair value levels during the reporting period.

The senior notes, a level 1 instrument, are valued based upon publicly available information. The capital leases and secured equipment loans, level 2 instruments, are fair valued through discounting future cash flows at a rate of 5.5% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts, are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The subscription receipts, a level 3 instrument, are valued based on a third party transaction in the last twelve months.

The following table shows a reconciliation for Level 3 fair values

Subscription receipts
At January 1, 2015	12,400
Change in fair value (other comprehensive income)	(2,067)
At December 31, 2015	10,333

The fair value of the subscription receipts is based upon a recent transaction.

(f)	Summary of derivatives

During the year ended December 31, 2015, the Company purchased additional copper put option contracts for 60 million pounds of copper divided equally between each quarter from the second quarter of 2015 to the first quarter of 2016 at strike prices of US$2.50 per pound for the second and third quarter, US$2.40 for the fourth quarter and $2.05 for the first quarter of 2016, at a total cost of $5,278. The fair value of the outstanding options at December 31, 2015 is summarized in the following table:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

			Term to
	Notional amount	Strike price	maturity	Fair value
At December 31, 2015
Commodity contracts
Copper put option contracts	15.0 million lbs	US$2.05	Q1 2016	671

At December 31, 2014
Commodity contracts
Copper put option contracts	15.0 million lbs	US$3.00	Q1 2015	2,676
Copper put option contracts	15.0 million lbs	US$2.90	Q2 2015	2,901
				5,577

During the year, the Company received $21,374 from the sale or settlement of its put options. Subsequent to year end, the Company received $2,078 in proceeds on the settlement of in-the-money put options that matured in December 2015.

(g)	Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

	December 31,	December 31,
	2015	2014

Cash and equivalents	76,021	53,299
Current debt	59,801	20,157
Long-term debt	305,401	293,506
Net debt	289,181	260,364
Shareholders’ equity	370,340	422,275

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance. The Company’s investment policy is to invest its cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company's approach to capital management during the year ended December 31, 2015.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

24.	RELATED PARTIES

(a)	Subsidiaries

	Ownership interest as at
	December 31,	December 31,
	2015	2014
Gibraltar Mines Ltd.	100%	100%
Aley Corporation	100%	100%
Curis Resources Ltd.	100%	100%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Copper Inc.	100%	100%
672520 BC Ltd.	100%	100%
Gibraltar Royalty LP	99.99%	99.99%

(b)	Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA” Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (note 20).

Compensation for key management personnel (including all members of the Board of Directors and seven other executive officers) is as follows:

	Year ended December 31,
	2015	2014
Salaries and benefits	4,744	3,735
Post-employment benefits	1,400	1,471
Share-based compensation	1,558	3,426
	7,702	8,632

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(c)	Other related party transactions

	Transaction value for the		Due (to) from related parties
	year end December 31,		as at December 31,
	2015	2014	2015	2014
Hunter Dickinson Services Inc.:
General and administrative expenses	2,254	2,739
Exploration and evaluation expenses	153	612
	2,407	3,351	(51)	(91)
Gibraltar joint venture:
Management fee income	1,139	1,125
Reimbursable compensation expenses and
third party costs	107	339
	1,246	1,464	235	268

Hunter Dickinson Services Inc. (“HDSI”) is a private company, which employs some directors of the Company and invoices the Company for their executive services as well as geological, engineering, corporate development, administrative and financial management services.

During 2015, the Company incurred total costs of $2,407 (2014: $3,351) in transactions with HDSI. Of these, $765 (2014: $1,747) related to legal, tax, exploration, and business development services, $490 related to reimbursements of office rent costs (2014: $488), and $1,152 (2014: $1,116) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine.

During the first quarter of 2014, the Company invested $5,000 in Curis Resources Ltd, a related company with a director in common. Subsequent to this investment, the Company completed the acquisition of Curis in November 2014 (note 4).

25.	SUBSEQUENT EVENT

On January 29, 2016, the Company entered into a US$70,000 Senior Secured Credit Facility Agreement (the “Credit Facility”) with an affiliate of Red Kite Mine Finance. The Credit Facility consists of an initial tranche of US$31,249 which has been used to repay the Company’s existing secured loan with Red Kite, and the remaining US$38,751 is available to the Company for general corporate purposes. Amounts drawn under the Credit Facility will accrue interest at a rate of Libor plus 7.5% (subject to a minimum Libor of 1%), with principal and all accrued interest due at maturity on March 29, 2019. The Credit Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no standby or commitment fees on the undrawn portion of the facility. The Credit Facility is repayable without penalty at any time and does not impose any off-take obligations on the Company. The Credit Facility is secured by a first priority charge over Taseko’s assets, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$ 20,000.

In connection with the Credit Facility, the Company has issued a call option to Red Kite for 7,500 mt of copper (“Copper Call Option”). The Copper Call Option strike price is US$ 2.04/lb. and payment will be made by Taseko in 2019 based on the average copper price during the month of March 2019 (subject to a maximum amount of US $15,000). The Company has also issued warrants that allow Red Kite to acquire 4,000,000 common shares of the Company. The warrants have an exercise price of C$0.51 per common share and are exercisable at any time until May 9, 2019.